Fair Isaac Corporation
181 Metro Drive, Suite 700
San Jose, California 95110-1346

March 10, 2015

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	William H. Thompson
Accounting Branch Chief

Re:	Fair Isaac Corporation
Form 10-K for Fiscal Year Ended September 30, 2014
Filed November 10, 2014
Form 8-K Filed November 6, 2014
File No. 1-11689

Ladies and Gentlemen:

On behalf of Fair Isaac Corporation (“FICO” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Thompson’s letter dated February 27th, 2015.

If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future periodic reports. For convenience, the Staff’s numbered comments are set forth below, followed by FICO’s responses.

FICO hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) FICO may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K For Fiscal Year Ended September 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.
Please tell us what consideration you gave to describing any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K.

Company Response

We assess the aggregate demand for our software and services as it relates to dynamic global macroeconomic and geopolitical factors in considering trends or uncertainties that have had or will have a material favorable or unfavorable impact on our net sales or revenues or income from continuing operations. In addition, we take into consideration our strategy and the ways we are seeking to expand our addressable markets to determine whether there are material trends or uncertainties warranting disclosures. We believe we have presented our MD&A consistently with the requirements of Regulation S-K Item 303(a)(3) and the Commission’s and Staff’s guidance as to effective MD&A disclosure. For example, in our Form 10-K for the year ended September 30, 2014 ("the 2014 10-K"), we disclosed on Page 32 under “Results of Operations/ Operating Expenses and Other Income (Expense), Net/ Research and Development” that we expect our research and development expenses will continue at a level that is consistent with fiscal 2014 but higher than years prior due to our continued investment in the areas of cloud computing and SaaS, which was disclosed as one of our strategic initiatives in “Business Overview” on Page 26.

However, in many situations we have determined we do not have trends or uncertainties that have had or will have a material impact on our operations. For instance, while we acknowledge a number of significant risks associated with our business – risks we describe in the Risk Factor portion of the 2014 10-K – we do not believe these risks have developed to the extent that further disclosure is required. In addition, our management has evaluated challenges and opportunities we face in our operations, including those in our strategic initiatives disclosed in the “Business Overview”, and determined we cannot conclude whether these represent trends or uncertainties that could have a material impact on our business as these are too early in their development. We plan to review these areas and revise our disclosure as appropriate considering such factors as the expansion in regions we may operate and the significance of these operations for our company.

We will continue to evaluate all trends and uncertainties affecting our business and will include disclosure in our future periodic filings of any known trends or uncertainties that have had, or are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Results of Operations

Revenues, page 28

2.
Please discuss the extent to which increases in revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold. Please refer to Item 303(a)(3) of Regulation S-K.

Company Response

A majority of our customers are large banks that are cost sensitive. We also derive a significant share of revenue from transactional or unit-based software license fees under long-term arrangements. Our customer contracts typically include fixed pricing arrangements whereby unit pricing is based on volumes transacted by our software. As such, the increase or decrease in our revenues are primarily driven by increase or decrease in the volume versus increase or decrease in prices.

In future filings we will expand the disclosure currently appearing on Page 26 of the 2014 10-K to provide a general statement about the driver of our revenue fluctuations as follows:

Total revenues for fiscal 2014 were $789.0 million, an increase of 6% from $743.4 million in fiscal 2013. Revenue in each of our segments increased, with Applications, Scores and Tools increasing by 6%, 3% and 14% in fiscal 2014 compared to fiscal 2013, respectively. Our revenues derived from clients outside the U.S. have generally grown, and may in the future grow more rapidly than our revenues from domestic clients. International revenues totaled $331.7 million for fiscal 2014, an increase of 13% from $294.0 million in fiscal 2013, representing 42% and 40% of total consolidated revenues in each of these years. A significant portion of our revenues are derived from the sale of products and services within the banking (including consumer credit) industry, and 74% and 73% of our revenues were derived from within this industry during fiscal 2014 and 2013, respectively. In addition, we derive a significant share of revenue from transactional or unit-based software license fees, transactional fees derived under scoring, network service or internal hosted software arrangements, annual software maintenance fees and annual license fees under long-term software license arrangements. Arrangements with transactional or unit-based pricing accounted for approximately 67% and 69% of our revenues during fiscal 2014 and 2013, respectively. Revenue fluctuations in our business are primarily driven by changes in the transactional volume.

Critical accounting Policies and Estimates, page 39

3.
Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. In future filings please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate/assumption to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960. In your response, please show us what your revised disclosures will look like.

Company Response

We have considered the Staff's comment and will ensure our critical accounting policies and estimates supplement, but do not duplicate, the description of accounting policies in the notes to the financial statements for future filings. The assumptions and estimates provided in our critical accounting policies have been accurate in all material respects in the past, have not changed materially in the past, and we do not currently believe they are reasonably expected to change in the future. Where not already disclosed, we will revise future filings to include analysis, to the extent material, of such factors as: how we arrived at the estimate; how accurate the estimate/assumption has been in the past; how much the estimate/assumption has changed in the past; and whether the estimate/assumption is reasonably likely to change in the future. In the disclosure of material estimates, we will also include reasonably available quantitative information that would provide material information for investors.

Below is a discussion of our critical accounting policies and estimates and additional disclosures of the type we propose to include in future Form 10-K's for each accounting policy described, as appropriate. We do not believe these are material updates from the critical accounting policy disclosures in our 2014 10-K.

Revenue Recognition – Historically there have been no significant changes in our assumptions. We do not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions we use to recognize revenue.

Software Licenses – no additional analysis is required. Accounting for software license revenue does not involve material estimates/assumptions.

Transactional-based Revenues – we do not believe additional analysis is required. Accounting for transactional-based revenues involves estimates of account volumes reported by our clients and has been included in our analysis. We note that we have not experienced significant variances between our estimates and actual reported volumes in the past and anticipate that we will be able to continue to make reasonable estimates in the future.

Consulting Services – we do not believe additional analysis is required. Accounting for consulting services involves estimates of project hours and has been included in our analysis. We note that we have not experienced significant variances between our estimates and actual hours in the past and anticipate that we will be able to continue to make reasonable estimates in the future.

Hosting Services - we do not believe additional analysis is required. Accounting for hosting services does not involve material estimates/assumptions.

Multiple-Deliverable - Arrangements including Non-Software - Accounting for multiple-deliverable arrangements including non-software involves selling price estimates and has been included in our analysis. In future filings we will revise the disclosure currently appearing on Page 41 of the 2014 10-K as follows:

When we enter into a multiple-deliverable arrangement that includes non-software, each deliverable is accounted for as a separate unit of accounting if the following criteria are met: (i) the delivered item or items have value to the customer on a standalone basis and (ii) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if we sell this item separately or if the item is sold by another vendor or could be resold by the customer; for example, we conclude professional services offered along with our SaaS subscription services typically have standalone value using this criteria. Further, our revenue arrangements generally do not include a general right of return relative to delivered products. Revenue for multiple element arrangements is allocated to the software and non-software deliverables based on a relative selling price. We use

VSOE in our allocation of arrangement consideration when it is available. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range, as defined by us. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE. In circumstances when VSOE does not exist, we then assess whether we can obtain third-party evidence (“TPE”) of the selling price. It may be difficult for us to obtain sufficient information on competitor pricing to substantiate TPE and therefore we may not always be able to use TPE. When we are unable to establish selling price using VSOE or TPE, we use estimated selling price (“ESP”) in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact if the product or service were sold by us on a standalone basis. Our determination of ESP involves weighting several factors based on the specific facts and circumstances of each arrangement. The factors include, but are not limited to, geographies, market conditions, gross margin objectives, pricing practices and controls, customer segment pricing strategies and the product lifecycle. Historically, there have been no significant changes in our estimated selling price used in allocation of arrangement consideration. We do not believe there is a reasonable likelihood there will be a material change in the future estimates.

Gross vs. Net Revenue Reporting - No additional analysis is required. Accounting for gross vs. net revenue reporting does not involve material estimates/assumptions.

Business Combinations - Accounting for business combinations requires our management to make significant estimates and assumptions. In future filings we will revise the disclosure currently appearing on Page 41 of the 2014 10-K as follows:

Examples of critical estimates in valuing certain of the intangible assets we have acquired include but are not limited to: (i) future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed, and; (iii) the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. Historically, there have been no significant changes in our estimates or assumptions. To the extent a significant acquisition is made during a fiscal year, as appropriate we will expand the discussion to include specific assumptions and inputs used to determine the fair value of our acquired intangible assets.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period. Subsequent to the measurement period or our final determination of the tax allowance’s or contingency’s estimated value, whichever comes first, changes to these uncertain tax positions and tax-related valuation allowances will affect our provision for income taxes in our consolidated statements of income and comprehensive income and could have a material impact on our results of operations and financial position. Historically, there have been no significant changes in our valuation allowances or uncertain tax positions as it relates to business combinations. We do not believe there is a reasonable likelihood there will be a material change in the future estimates.

Valuation of Goodwill and Other Intangible Assets – Impairment Assessment- Accounting for the valuation of goodwill and other intangible assets requires our management to make significant estimates and assumptions. As disclosed in the note, the estimated fair value of each of our reporting units substantially exceeded its respective carrying value in fiscal 2014. In future filings, we will provide appropriate disclosure in accordance with Section V of SEC Release 33-8350 if any of our reporting units are at risk of failing step one. In addition, we will revise the disclosure currently appearing on Page 42 of the 2014 10-K as follows:

As discussed above, estimates of fair value for all of our reporting units can be affected by a variety of external and internal factors. We believe that the assumptions and estimates utilized were appropriate based on the information available to management. The timing and recognition of impairment losses by us in the future, if any, may be highly dependent upon our estimates and assumptions. Historically, there have been no significant changes in our estimates or assumptions that would have had a material impact for our goodwill or intangible assets impairment assessment. We believe our projected operating results and cash flows would need to be significantly less favorable to have a material impact on our impairment assessment. However, based upon our historical experience with operations, we do not believe there is a reasonable likelihood of a significant change in our projections.

Share-Based Compensation - In future filings we will revise the disclosure currently appearing on Page 43 of the 2014 10-K as follows:

We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense, net of estimated forfeitures, over the vesting or service period, as applicable, of the stock award (generally three to four years). We use the Black-Scholes valuation model to determine the fair value of our stock options and a Monte Carlo valuation model to determine the fair value of our market stock units. Our valuation models and generally accepted valuation techniques require us to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the volatility of our stock price, expected dividend yield, employee turnover rates and employee stock option exercise behaviors. Historically, there have been no material changes in our estimates or assumptions. We do not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions. See Note 14 for further discussion of our share-based employee benefit plans.

Income taxes – Accounting for income taxes requires our management to make significant estimates and assumptions. In future filings we will revise the disclosure currently appearing on Page 43 of the 2014 10-K as follows:

We estimate our income taxes based on the various jurisdictions where we conduct business, which involves significant judgment in determining our income tax provision. We estimate our current tax liability using currently enacted tax rates and laws and assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities recorded on our balance sheet using the currently enacted tax rates and laws that will apply to taxable income for the years in which those tax assets are expected to be realized or settled. We then assess the likelihood our deferred tax assets will be realized and to the extent we believe realization is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a corresponding income tax expense in our consolidated statements of income and comprehensive income. In assessing the need for the valuation allowance, we consider future taxable income in the jurisdictions we operate; an analysis of our deferred tax assets and the periods over which they will be realizable; and ongoing prudent and feasible tax planning strategies. An increase in the valuation allowance would have an adverse impact, which could be material, on our income tax provision and net income in the period in which we record the increase. We have historically had minimal changes in our valuation allowances related to deferred tax assets, as described in Note 13 - Income Taxes.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the technical merits of the tax position indicate it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount more than 50% likely of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions and they are evaluated on a quarterly basis. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in our income tax expense in the period in which we make the change, which could have a material impact on our effective tax rate and operating results. Historically, settlements related to our unrecognized tax benefits have been minimal as described in Note 13 - Income Taxes.

Contingencies and Litigation - Accounting for income taxes requires our management to make significant estimates and assumptions. In future filings we will revise the disclosure currently appearing on Page 43 of the 2014 10-K as follows:

We are subject to various proceedings, lawsuits and claims relating to products and services, technology, labor, shareholder and other matters. We are required to assess the likelihood of any adverse outcomes and the potential range of probable losses in these matters. If the potential loss is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. If the potential loss is considered less than probable or the amount cannot be reasonably estimated, disclosure of the matter is considered. The amount of loss accrual or disclosure, if any, is determined after analysis of each matter, and is subject to adjustment if warranted by new developments or revised strategies. Due to uncertainties related to these matters, accruals or disclosures are based on the best information available at the time. Significant judgment is required in both the assessment of likelihood and in the determination of a range of potential losses. Revisions in the estimates of the potential liabilities could have a material impact on our consolidated financial position or consolidated results of operations. Historically, there have been no material changes in our estimates or assumptions. We do not believe there is a reasonable likelihood there will be a material change in the future estimates.

If the accuracy of any of these assumptions and estimates changes in the future, we will provide appropriate disclosure. In addition, in future filings, we will modify our critical accounting policies disclosure to provide further analysis on assumptions and estimates underlying our critical accounting policies that continues to meet technical disclosure requirements and is also informative and transparent where appropriate in accordance with SEC Release 34-48960. We also note there have been no material changes from the disclosures in our 2014 10-K to disclose in our First Quarter 2015 Form 10-Q. Our assumptions and estimates provided in our critical accounting policies have been accurate in all material respects as of December 31, 2014 and we do not believe they are reasonably expected to change in the future.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income and Comprehensive Income, page 48

4.
We note that you present your interest expense on a net basis. Please disclose the components on a gross basis or confirm that you will do so in future filings. Please refer to Rule 5-03(b)(7) of Regulation S-X.

Company Response

The gross components are as follows (in thousands):

	Year Ended September 30,
	2014	2013	2012
Interest income	$45	$54	$317
Interest expense	(28,595)	(30,281)	(31,734)
Interest expense, net	$(28,550)	$(30,227)	$(31,417)

We presented our interest expense on a net basis as the amount of interest income was not material for all comparative periods. We will continue to monitor the materiality of interest income and if interest income were to become material, we would provide separate disclosure in future filings.

Notes to Consolidated Financial Statements

17. Segment Information, page 71

5.	Please clearly disclose what your operating segments are and whether you have aggregated operating segments for purposes of determining your reportable segments. Refer to ASC 280-10-50-21(a).

Company Response

We have three operating and reportable segments, Applications, Scores and Tools. We have not aggregated operating segments for purposes of determining our reportable segments pursuant to ASC 280-10-50-21(a). In future filings we will revise the disclosure currently appearing on Page 71 of the 2014 10-K as follows:

We are organized into the following three operating segments, each of which is a reportable segment, ~~reportable segments~~ to align with internal management of our worldwide business operations based on product offerings.

19. Contingencies, page 75

6.
Please tell us how you have complied with the disclosure requirement in ASC 450-20-50-4 to either disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or provide a statement that such an estimate cannot be made.

Company Response

As discussed in our June 6, 2012 Response Letter to the Staff’s May 23, 2012 Comment Letter on our Form 10-K for the fiscal year ended September 30, 2011, we continue to believe potential liabilities arising from any claims and actions are immaterial in the aggregate and on an individual basis.

We determine the accounting and disclosures for commitments and contingencies with respect to legal proceedings in accordance with the applicable accounting guidance, including ASC 450-20-50-4. With respect to our litigation proceedings, we provide disclosure in our filings regarding the most recent developments in order to provide investors with information concerning the potential risks relating to these matters. All active legal proceedings are reviewed at least quarterly by our legal and accounting personnel. Every quarter, the Company undertakes an assessment of all legal proceedings to determine if loss contingencies are: (i) probable and estimable; (ii) reasonably possible; or (iii) remote.

To the extent losses associated with each case are determined to be probable and estimable, a reserve is recorded in the financial statements. We had no accruals for loss contingencies, individually or in the aggregate, as of September 30, 2014. If a loss in excess of an accrual is determined to be reasonably possible, a further assessment is completed to determine whether or not an estimate of the potential loss can be made. We have not included a range of reasonably possible losses in excess of the applicable accruals in our recent filings because for all current legal matters, we do not believe such exposure to be material, either individually or in aggregate. We respectfully advise the Staff that our current disclosure complies with the disclosure requirement in ASC 450-20-50-4. In our future filings, for proceedings where there may be a reasonable possibility of a loss in excess of our accruals, and where we are able to estimate a range of losses that may be material to the Company, we will disclose the range.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 77

7.
Please confirm to us that you applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013. Also, please represent to us that in future filings you will indicate which COSO framework you applied.

Company Response

We confirm that we applied Internal Control – Integrated Framework (1992) issued by COSO. We also confirm that we will indicate the Updated Framework, COSO’s 2013 Internal Control–Integrated Framework, will be applied for future filings.

Form 8-K filed 11/6/2014

8.
Reference is made to your disclosure of expected Non-GAAP Net Income and Non-GAAP Earnings per Share for fiscal 2015 in Exhibit 99.1. In future filings please provide a quantitative reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures with the most directly comparable financial measures calculated in accordance with GAAP. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response

We note the Staff’s comment and confirm that in future filings where we present Non-GAAP information, including forward-looking Non-GAAP measures such as Non-GAAP Net Income and Non-GAAP Earnings per Share, we will provide the most directly comparable GAAP measure and a reconciliation of the differences between the GAAP and non-GAAP measure, to the extent that such information is available without unreasonable efforts. Although we currently anticipate that we should be able to provide such information, to the extent a reconciliation cannot be provided or the most directly comparable GAAP measure is not accessible without unreasonable effort, we confirm we will disclose this fact and provide reconciling information that is available without unreasonable effort, and will identify any information that is unavailable and disclose its probable significance.

Sincerely,
/s/ Michael J Pung
Michael J Pung
Executive Vice President and
Chief Financial Officer